ALDA Pharmaceuticals Corp.

635 Columbia Street

New Westminster, BC, Canada V3M 1A7

Phone 604-521-8300              Fax 604-521-8322

September 24, 2008

Ms. Sonia Barros

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

Re:

ALDA PHARMACEUTICALS CORP. (the “Company”)

Registration Statement on Form 20-FR12G

Filed March 6, 2006

File No. 0-57848

I refer to the letter dated April 18, 2006, received from Jeffery P. Riedler, Assistant Director, and signed by Suzanne Hayes, in response to the above noted file. From discussions that have taken place between the Company’s legal counsel, Matt Runkel of Stanislaw Ashbaugh LLP, and Suzanne Hayes, we were advised to incorporate the requested amendments into a Form 20-F for the fiscal year ended June 30, 2006 rather than updating the Form 20-F for the fiscal year ended June 30, 2005. That has been done and the changes have been carried through to the 2007 Form 20-F, as well. We were further advised that, in response to the comments in the above-noted letter, we were to refer to the Form 20-F that has been filed for the fiscal year ended June 30, 2007. Please note that the numbered answers refer to the similarly numbered questions that were provided in the above-noted letter of April, 18, 2006 and that references to pages and sections within the 20-F refer to the 2007 Form 20-F. Any exceptions are noted in the body of the letter.

The Company’s responses to the comments raised in your letter are as follows.

General

1.

The Company is filing the Form 20-FR12G at this time so as to obtain a co-listing in the United States as well as Canada so that US citizens may more easily purchase shares in the Company and so that the Company may undertake financings in the United States.

2.

The requested details of the agreements are found in the section 10.C. “Material Contracts”, Page 55.

3.

All interim financial statements from September 30, 2005 through  to March 31, 2008 have now been provided and filed on EDGAR.

Introduction

Forward looking statements.

4.

On the advice of our attorneys, the safe harbor statement in the introductory section on Page 1 and in Section 5.G. “Safe Harbor”, Page 35, has not been changed since the Company became a Reporting Company upon filing of the Form 20-F for the fiscal year ended 2005.

Measurement Conversion Information

5.

No metric measures were actually used in the document so all of the measures were deleted.

Item 3. Key information

3.A.1. Selected Financial data

6.

The fact that the statements are all audited is noted in Table 3, Page 3

7.

The reference to “CDN$ in 000” has been removed from Table 3, Page 3.

3.A.3 Exchange rates

8.

The exchange rates have been updated in Table 4, Page 5.

3.B. Capitalization and Indebtedness, Table 5, Page 6

9.

The information has been updated as requested to June 30, 2007 in Table 5, Page 6.

3.D. Risk Factors, Pages 6 – 14.

General

10.

Risk factor subheadings have been revised and expanded on Pages 6 to 14

11.

Risk factors have been reviewed, revised and expanded on Page 6 to 14.

12.

A risk factor discussing the chemical components of T36® Disinfectant and their possible hazards has been added on Page 13.

13.

New risk factor concerning the potential for dilution of current shareholders and a decreasing share price if new equity is issued have been added as requested on Page 7.

14.

A new risk factor has been added on Pages 8 and 9 as requested to describe the risk of losing the collaborators.

“The company’s limited operating history…”

15.

The disclosure has been revised on Page 6 to describe operating losses for the three most recent fiscal years.

16.

Further explanation on why period to period comparisons are not meaningful has been provided on Page 6.

“The Company has no significant source of operating cash flow…”

17.

The additional disclosures about the burn rate and the need for additional funding have been made on Page 7.

18.

The current plans for the Company have been briefly described on Page 7.

“If the Company raises further funds through equity issuances…”

19.

It has been disclosed that the Company expects to raise funds through further issuances of equity on Page 7.

“The Company has a history of generating limited revenues…”

20.

The disclosure on operating losses and the accumulated deficit has been updated as of June 30, 2007 on Page 7.

21.

The disclosure that the Company may have received a “going concern” qualification in the US has been added on Pages 7 and 8.

22.

The revenues for each of the last three years has been quantified on Page 7.

“The Company’s future performance is dependent on key personnel…”

23.

Information on the key personnel and their positions have been provided on Page 8.

24.

There have been no problems experienced in attracting and retaining key personnel in the recent past. However, the possibility that it may be difficult to replace key employees and officers in the future has been disclosed on Page 8. No employee has plans to retire or leave the Company so no additional disclosure has been made about this point.

25.

The fact that there are no employment contracts with or termination provisions for any of the key employees has been disclosed on Page 8.

“The Company business has limited sales and marketing experience…”

26.

The additional disclosure about the limited sales and marketing has been added on Page 10.

27.

The planned expenditures on promotion of products is quantified on Page 10.

“Conflicts of interest…”

28.

The additional disclosure has been added to the risk factor on Page 10 and the biography of Terrance Owen on Page 36. Mr. Chen has no other directorships

29.

The additional disclosure that neither Mr. Owen or Mr. Chen are involved in competing companies has been added on Page 10.

“Management of the Company can through their stock ownership…”

30.

The additional disclosure that management may not make good decisions and may become entrenched has been added on Page 10.

“The value and transferability of the Company’s shares…”

31.

The risk factor has been divided into the risks of a limited trading market the stock being a penny stock on Page 11. A risk factor about a lack of a market for the Company’s stock in the US has also been added on Page 11.

32.

Additional comments on the risks of future share issuances have been added to a prior paragraph discussing the risk of on dilution on Page 7.

33.

An explanation about secondary trading exemptions has been provided on Page 11.

“Registration of products may not occur in a timely manner…”

34.

The FDA has been added to the disclosure as an agency from which we seek regulatory approval on Pages 11 and 12.

“Risk of infringement…”

35.

Additional disclosure has been added about the impact of ceasing to use the name “Viralex” on Page 12.

“Risk of earlier invention…”

36.

The number of patents and the key products subject to the pending patents are disclosed on Page 12 and the patents and patents pending are discussed in detail on Pages 25 to 27.

“The market for disinfectant products is competitive…”

37.

The key competitors are disclosed on Page 14.

Item 4. Information on the Company

4.A. History and development of the Company

38.

The disclosure has been expanded to provide a more complete and robust history of the Company on Pages 14 and 15.

39.

A complete and robust description of the acquisition of ALDA Pharmaceuticals Inc. (“API”) has been added to the disclosure on Pages 14 and 15.

40.

There were no significant capital expenditures during the past three years except for computers and furniture so no additional disclosure has been made.

41.

There were no capital expenditures in progress during the period so no additional disclosure has been made.

4.B. Business Overview

General

42.

Product development expenses were incurred as follows: 2004, $38,280; 2005, $54,293;  2006: $18,377 and 2007: $0. All of these costs were recognized as Product Registration.

43.

Expanded information is provided for each R&D project, insofar as possible, on pages 18 to 20 under the heading “Business Overview”. Certain matters, such as costs and dates of completion are not possible to estimate due to the involvement and unpredictable responses of regulatory agencies such as the FDA.

44.

The types of surfaces on which T36® Disinfectant can be used have been provided on Page 16 under the heading “Business Overview”.

45.

Additional information on the efficacy and toxicology studies has been provided on Pages 17 and 18 under the heading “Business Overview”.

46.

As requested, the support and third party references are listed on Page 17. Copies that have been marked to indicate the supporting text are provided with this letter.

47.

The reference to “applications for the T36 Disinfectant” has been deleted from the statement on Page 18.

48.

The additional disclosure about the current phase of development of each product has been added on Pages 18 to 20.

49.

The key customers for which sales account for more than 10% of total revenues have been added to the risk factor on the limited number of customers on Page 14 and on Page 28 under the heading “Marketing, Distribution and Sales Channels” on Page 29.

Material Effects of Government Regulations

50.

A complete and more robust discussion of the regulatory approvals needed to market our products in Canada and the US are provided on Pages 20 to 25. Such detailed descriptions for other jurisdictions are not provided since these registrations are being left to the discretion of the licensees in those jurisdictions. The Company is not knowledgeable about the registration requirements of jurisdictions outside of North America and this has been disclosed accordingly.

51.

The questions about the procedures for obtaining Chinese product registrations have been answered on Pages 23 to 25.

52.

In Canada, T36 Disinfectant is registered as a disinfectant, disinfectant cleaner sanitizer and deodorizer. These same indications are being sought in the US and Malaysia as disclosed on Pages 22 and 25, respectively. In China, registration for disinfection of inanimate objects and for external use on humans as a first-aid antiseptic and hand sanitizer have been obtained as disclosed on Page 23.

Dependency on Patents/Licenses/Contracts/Processes

53.

The impairment of the intellectual property has been described on Pages 27 and 28 under the heading “Impairment of intellectual property”.

Patents

54.

The subject matter of the pending patents has been disclosed on Page 27.

Trademarks

55.

The meaning of the Principal Register Mark is explained on Page 27 under the heading “Trademarks”. However, reference to the trademark not being a “Foreign Registry Mark” is deleted since it is not applicable and should not have been mentioned.

4.C. Organizational structure

56.

The disclosure has been clarified on Pages 28 and 29 to explain that Sirona is inactive unless financing is found for Sirona.

Item 5. Operating and Financial View and Prospects

5.A. Operating results of ALDA

57.

The fact that there were no revenues prior to November 13, 2003 and the effect of this on the operating results of the Company for the fiscal year ended June 30, 2004 is not discussed in the 2007 Form 20-F because the period in question is beyond the three year period that is reported in the 2007 Form 20-F. However, the changes that occurred because the Company started operations in its current field of infection control in November, 2003 and reported only seven and one half months of sales and operating expenses for the fiscal year ended June 30, 2004, is discussed on Pages 24 to 27 of the Form 20-F for the fiscal year ended June 30, 2006.

58.

As in the case of Question #57, the material changes in the operating results  caused by the Company changing from a CPC to an operating company are discussed in detail on Pages 24 to 27 of the Form 20-F for the fiscal year ended June 30, 2006.

59.

As described on Page 25 of the Form 20-F for the fiscal year ended June 30, 2006 under the headings “Results of Operations” and “Sales”, revenues increased substantially for the fiscal year ended June 30, 2004 compared to the same period for 2003 because, in 2003, the Company, as a CPC, had no revenues. The revenues of the fiscal year of 2004 represent only 7 and ½ months of sales compared to 12 months of sales in 2004 because the transition from a CPC to an operating company occurred part way through the 2004 fiscal year. Therefore, the Company faced no material “trends, events, demands, commitments or uncertainties” that have not already been disclosed.

60.

No additional disclosure has been provided about changes in revenues due to product or price changes because the sales of the single product, T36 Disinfectant, are very consistent with no significant changes in price, volume or demand being observed and no new products having been introduced except as already disclosed.

Liquidity and capital resources

61.

The cash flow disclosure has been updated on Page 33 under the heading, “5.B. Liquidity and capital resources”, as required by Item 5.B.1.(b) of the Form 20-F.

62.

The intention of management to undertake further private placements is described on Page 33, under the heading “5.B. Liquidity and capital resources”, as the means to address working capital deficiencies.

Item 6. Directors, Senior Management and Employees

General

63.

Dr. Allan Shapiro had been removed from the 2007 Form 20-F since he is a consultant to the company and is not an officer or director and was not believed to be a shareholder with over 5% of the issued and outstanding shares. As is noted below in the answer to Question 67, when all of his shares and options exercisable within 60 days were recalculated, he was found to be a shareholder with more than 5% of the equity during the 2007 fiscal year ended June 30, 2007. This was overlooked by the Company and is disclosed below in the answer to the Question 67. In addition, as a consultant, he does hold options in the company and that is disclosed in Table 11 on Page 43. The Company does not believe this oversight to be material to investors and will provide the accurate ownership information in its next Annual Report on Form 20-F.  If requested by the Staff, the company will amend its most recent Annual Report to incorporate a corrected ownership table.

6.E. Share Ownership

64.

Table 10 on Page 40 concerning shareholdings has been revised to include options exercisable within 60 days.

65.

The footnotes to Table 10 on Page 40 have been revised to reflect the shareholdings in effect on June 30, 2007.

66.

The number of shares owned by directors and management as a group is determined by adding all of the shareholdings held by each individual as determined from brokerage accounts and share certificates. The reference to 5% holders has been eliminated. The number of shares owned by directors and management as a group has been revised to 1,854,311 as of June 30, 2007.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

67.

It has recently come to the attention of the Company that two shareholders hold more than 5% of the company when options exercisable within 60 days are included. The table of major shareholders on Page 43 should include the information provided below. The Company does not believe this oversight to be material to investors and will provide accurate ownership information in its next Annual Report on Form 20-F.  If requested by the Staff, the company will amend its most recent Annual Report to incorporate a corrected ownership table.

Name	Number of Common Shares and Options (exercisable within 60 days) Held	Percentage of Common Shares Held (calculated as a percentage of issued and outstanding on June 30, 2007)	Options exercisable in 60 days
Terrance Owen (1)	1,854,000	5.76%	300,000
Allan Shapiro (2)	2,919,192	9.07%	300,000

(1) Shares held by Terry Owen include 64,000 registered in the name of his spouse, Patricia Genereaux.

(2) Shares held by Allan Shapiro include 98,356 shares held by his spouse, Margaret Shapiro.

7.B. Related Party Transactions

68.

 The disclosure requested about the related party transaction between the Company, Dr. William McCoy and Phigenics, LLC has been provided on Page 45.

69.

The disclosure about the loans made by a director, Terrance Owen was removed from the 2007 Form 20-F because the loans were repaid more then three years prior to June 30, 2007. The details were disclosed in the 2006 Form 20-F on Page 38.

70.

The disclosure concerning the loan to 513947 BC Ltd. has been made on Page 45.

Item 8. Financial Information

8.A.7. Legal/Arbitration Proceedings

71.

Additional information concerning the trademark dispute with JohnsonDiversey Inc. over the name “Viralex” has been provided on Page 47.

72.

The matter concerning the two separate actions involving Virox Technologies Inc. has been explained on Page 46.

Item 9. The Offer and Listing

9.C. Stock Exchanges Identified

73.

As discussed on Page 49, the Company has no plans to seek a listing on another exchange except in the US once the Company is able to seek such a listing

74.

We have deleted the reference to the Toronto Stock Exchange (“TSE”) on Page 49. The Company’s securities do not trade on the TSE.

Item 10. Additional Information

10.A. Share Capital

75.

The number of shares that remain in escrow has been revised in the footnotes to the share capital table on Page 51. As of June 30, 2007, no shares remained in escrow.

10.B. Memorandum and Articles of Association

76.

A summary of the Memorandum and Articles of Association of the Company have been provided on Pages 51 to 54.

10.C. Material Contracts

77.

Information on the material contracts with Phigenics, Norwood, Fuzhou and Linns has been provided on Pages 55 to 57.

10.D. Exchange Controls

78.

Additional disclosure has been made about the possible effects of the Competition Act (Canada) on the Company on Page 57. To summarize it, the Company competes in an industry which there are so many companies that it has no market power and would not be subject to a competition review even if it was acquired.

79.

We have revised the disclosure of the Investment Canada Act on Page 57 to include a comment that a potential investor would need to file a notification only if acquiring a controlling interest in the Company.

10.E. Taxation

80.

The disclosure concerning taxation has been corrected on Pages 57 to 59 to reflect that both individual and corporations in the US are subject to a 5% withholding tax which is the same as Part XIII tax.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Intangible Assets

81.

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3063, Impairment of Long-lived assets (“CICA 3063”).  The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003. The auditor conducts the impairment test every year to determine the write down of the intangible assets which include intellectual property rights of API related to T36® Disinfectant developed by API including certain drug identification numbers, trademark and patent applications, inventory, capital assets, the shares of Sirona Therapeutics Corp. (formerly ALDA Institute For Preventative Health Care Inc.) and a non-competition agreement.

Note 8. Share Capital

82.

The 3,711,263 issued in the asset purchase is correct. See Note 9 to financial statements for the year ended June 30, 2005.  The difference was the loan of $57,747.40 owed by API  to the Company and converted to shares at $0.20 and deducted from the 4,000,000 shares provided to API for the purchase of the assets ($57,747.40/$0.20 = 288,737 shares deducted from 4,000,000 shares = 3,711,263 shares given to API)

83.

The effective date of the private placement for 346,666 common shares at $0.15 was September 24, 2003 which was the shares issued date.

Note 9. Asset Purchase Agreement

84.

We do not allocate costs to individual assets. As well, we do not account for the non-competition agreement.

85.

See Note 9 to financial statements for the year ended June 30, 2005.  The difference was the loan of $57,747.40 owed by API  to the Company and converted to shares at $0.20 and deducted from the 4,000,000 shares provided to API for the purchase of the assets ($57,747.40/$0.20 = 288,737 shares deducted from 4,000,000 shares = 3,711,263 shares given to API).

Exhibit 23.1

86.

We note that BME and Partners has undergone a name change for their firm.  That is the reason for the different name.

If you have any further questions or concerns, please call the undersigned at the number above.

Sincerely yours

ALDA PHARMACEUTICALS CORP.

Per:

/s/     Terrance Owen

Terrance G. Owen, Ph.D., M.B.A.

President & CEO